SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Distribution of Dividends and Interest on Capital

São Paulo, March 10, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil's low cost, low fare airline, announces to shareholders that its Board of Directors, at a meeting on March 9, 2006, approved management's proposal regarding the payment of dividends and interest on capital, corresponding to a net amount of R$ 0.51 per share, related to the corporate year ended on December 31, 2005, and also approved the payment of interest on capital, corresponding to a net amount of R$ 0.15 per share, related to the first quarter ending on March 31, 2006.

Annual Dividends. According to Company's By-Laws, it is guaranteed to shareholders mandatory minimum dividends of 25% of annual net profits, adjusted according to Brazilian Corporations Law. The payment of interest on capital related to the corporate year ended on December 31, 2005, in the net amount of R$ 96,619,677.00, and supplementary dividends of R$ 4,199,223.00, comply with the rights guaranteed by the Company's By-Laws.

The payment of interest on capital, to all outstanding shares on March 21, 2006, in the gross amount of R$113,670,208.00 corresponding to gross rate of R$0.58 per share, is based on the results and accumulated profits of the corporate year ended on December 31, 2005. The shares will be traded on the São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” the right to interest on capital as from, and including, March 22, 2006. The interest on capital will be paid to shareholders on April 27, 2006, along with the dividends related to the corporate year of 2005 that will be resolved at the Ordinary General Shareholders' Meeting. Interest on capital is subject to withholding income tax at a rate of 15%, except to exempt shareholders. The interest on capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2005, according to Brazilian corporate law and the Company's By-Laws.

The proposal of distribution of supplementary dividends in the amount of R$4,199,223.00, representing R$0.02 per preferred and ordinary share, calculated based on the net profits verified of the corporate year of 2005, shall be taken to the Ordinary General Shareholders' Meeting which, once approved, will declare the distribution of such dividends. The shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” the right to dividends as from, and including, April 18, 2006, and payment will be made on April 27, 2006.

Quarterly Dividends. The payment of interest on capital in the amount of R$35,390,587.50, corresponding to R$ 0.18 per preferred and ordinary share, is based on a portion of estimated results to be verified in the quarterly financial statements to be prepared on March 31, 2006 and accumulated profits. All outstanding shares on March 21, 2006 will have right to interest on capital. The shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” the right to interest on capital as from, and including, March 22, 2006. The interest on capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to Brazilian corporate law and the Company's By-Laws. The interest on capital will be paid to shareholders on May 23, 2006, along with the payment of possible quarterly intermediary dividends.

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About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL's brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 440 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL's growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL's shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Simone Luciano	Meagan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.